Industrial Tech Acquisitions II, Inc.

5090 Richmond Ave, Suite 319

Houston, Texas 77056

January 7, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Susan Block

Re:	Industrial Tech Acquisitions II, Inc.
Registration Statement on Form S-1
Filed March 22, 2021, as amended
File No. 333-254594

Dear Ms. Block:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, Industrial Tech Acquisitions II, Inc. hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on January 11, 2022, or as soon as practicable thereafter.

Very truly yours,

/s/ E. Scott Crist
E. Scott Crist
Chief Executive Officer and Chairman

cc:	Ellenoff Grossman & Schole LLP
Proskauer Rose LLP